Exhibit 99.1


Section 94              The Insolvency Act 1986                Form 4.71

                        Return of Final Meeting in a           S.94
                        Members' Voluntary Winding Up

[MVLFIN-06144)          Pursuant to Section 94 of the
                        Insolvency Act 1986

                        To the Registrar of Companies


                                                              For official use
                                           ------------- ---------- -----------

                                           ------------- ---------- -----------

                                              Company Number
                              --------------------------------------------------
                                                  2983307
                              --------------------------------------------------


                                  Name of Company
                                  ----------------------------------------------
(a) Insert full name of           Titan Cable plc
    company                       ----------------------------------------------

                                  ----------------------------------------------
(b) Insert full name(s)           I, Nicholas James Dargan
    and address(es)               Athene Place, PO Box 810
                                  66 Shoe Lane
                                  London
                                  EC4A 3 WA

         (c)Delete as             give notice that a general meeting of
           applicable             the company was duly (c) held on (d) 24
      (d) Insert date             March 2006 pursuant to Section 94 of the
 (e) The copy account             Insolvency Act 1986, for the purposes of
              must be             having an account (of which a copy is
     authenticated by             attached) (e) laid before it showing how
          the written             the winding up of the company has been
      signature(s) of             conducted, and the property of the
    the liquidator(s)             company has been disposed of and (c)
                                  [that the same was done accordingly].


                                  Signed  /s/                     Date     24 March 2006
                                  --------------------------------------------------------------------------
                                                                  ------------------------------------------
                                                                                 For Official Use
Presenter's name, address         N J Dargan                      Liquidation Section             Post Room
and reference (if any)            Deloitte & Touche LLP
                                  Athene Place
                                  66 Shoe Lane
                                  London
                                  EC4A 3 WA

SECTION 94                                                      FORM 4.71 CONTD

LIQUIDATOR'S STATEMENT OF ACCOUNT:
MEMBERS' VOLUNTARY WINDING UP



Statement showing how winding up has been conducted and property of the company has been disposed of

Name of company: Titan Cable plc
     ---------------------------------------------------------------------------------------------------------


From 20 May 2005 (commencement of winding up) to 24 march 2006 (close of winding up)
------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                    Statement
                                    of assets
                                          and        Receipts                                                            Payments
                                  liabilities
------------------------------------------------------------------------------------------------------------------------------------
Receipts

Cash at Bank                                                     Costs of Solicitor to Liquidator
Bank Interest Gross                                              Other Law Costs
Marketable Securities                                            Liquidator's remuneration                               157,412
Inter-company Debtor                    272,914       537,945      Where (% on (pound) realised)          (pound)
Stock in Trade                                                     applicable (% on (pound)
Work in Progress                                                   distributed)
Freehold Property                                                By whom fixed - members
Leasehold Property                                               Auctioneers and Valuers charges
Plant and Machinery                                              Professional Services                                    83,569
                                                                 Costs of possession and                                  20,766
                                                                   maintenance of estate
Furniture, Fittings, Utensils etc                                Costs of notices in Gazette
                                                                   and Local Paper                                           118
Patent, Trademarks etc                                           VAT                                                      40,295
Investments other than marketable             8                  Incidental outlay                                         3,664
  Securities                                                                                                            ---------
                                                                 Total Costs and Charges             (pound)             305,824
Surplus from securities
Unpaid calls at commencement                                     (i)  Debenture holder:                   (pound)
  of winding-up                                                       Payment of (pound)  per
Amount received from calls on                                         (pound) debenture
  contributories made in the                                          Payment of (pound)  per
  winding-up
Receipts per trading account                                          (pound) debenture
                                                                      Payment of (pound)  per
                                                                      (pound) debenture

                                                                 (ii) Creditors:
Other property viz:                    ---------
                                        272,922                       * Preferential
                                       ---------                      * Unsecured                                        232,121
                                        (pound)                       Dividends of p in (pound) on (pound)
Less:
  Amount owed to subsidiary                   2                  (The estimate of amount expected
  Payments to redeem securities                                  to rank for dividend was (pound)  )
  Costs of Execution                    272,914
  Payments per Trading Account
                                      ---------
                                        272,916                  (iii) Return to Contributories:
                                      ---------- ---------
                                                  537,945        _____ per (pound)--
                                                                 _____Share
                                                                 ___ per (pound)--
Net Realisations       (pound)                6                  _____ Share
                                                                 ___ per (pound)--
                                                                 ___ + share
                                                                                                          ---------
                                                                                                BALANCE                      NIL
                                                                                                                         --------



                                                                                                          (pound)        537,945
------------------------------------------------------------------------------------------------------------------------------------

                                                            Form 4.71 contd

(1)  Assets, including         -         shown in the statement of assets
          --------------------------------------------
     and liabilities and estimated to be of the value of
          --------------------------------------------
     (pound)        -         have proved to be unrealisable.
-------------------------------------------------------------------------------

(2)  State amount paid into the Insolvency Service Account in respect of:

     (a)  unclaimed dividends payable to creditors in the winding up    (pound)-

     (b)  other unclaimed dividends in the winding up                   (pound)-

     (c) moneys held by the company in trust in respect of dividends or other sums due before the commencement of the winding up to any person as a member of the company

(3)  Add here any special remarks the Liquidator thinks desirable:

THE RECEIPTS AND PAYMENTS SHOWN IN THE STATEMENT OF ACCOUNT RELATE TO A BANK ACCOUNT HELD BY THE COMPANY ON TRUST FOR TELEWEST UK LIMITED.

THE INVESTMENT IN TELEWEST FINANCE (JERSEY) LIMITED WAS REALISED BY RECEIPT OF A (POUND)2 DISTRIBUTION IN SPECIE FROM THE COMPANY. THIS AMOUNT WAS SET-OFF BY THE 12 OWED TO TELEWEST FINANCE (JERSEY) LIMITED.

THE PAYMENT FOR THE SURRENDER OF THE ONE SHARE HELD IN TELEWEST GLOBAL, EXPECTED TO BE IN THE SUM OF JUST OVER S16 HAS NOT YET BEEN RECEIVED. AS IT WILL BE RECEIVED AFTER THE CLOSURE OF THE LIQUIDATION, THE CHEQUE WILL HAVE TO,BE PAID INTO THE BANK OF ENGLAND INSOLVENCY SERVICES ACCOUNT

Dated: 24 March 2006
-------------------------------------------------------------------------------
Signed (by the Liquidator)  /s/
-------------------------------------------------------------------------------
Name and address of Liquidator (IN BLOCK LETTERS) NICHOLAS JAMES DARGAN
-------------------------------------------------------------------------------
DELOITTE & TOUCHE LLP, ATHENE PLACE, 66 SHOE LANE, LONDON, EC4A 3WA
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


Notes

* State number. Preferential creditors need not be separately shown if all creditors have been paid in full.

+    State nominal value and class of share.